COMMENTS RECEIVED ON MARCH 8, 2012

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Emerging Markets Fund of Funds
Strategic Advisers International Multi-Manager Fund

POST-EFFECTIVE AMENDMENT NOs. 22 & 25

1. Strategic Advisers Emerging Markets Fund of Funds

"Fund Summary" (prospectus)

"Fee Table"

Annual fund operating expenses
(expenses that you pay each year as a % of the value of your investment)

Management feeA	0.30%
Distribution and/or Service (12b-1) fees	None
Other expensesB	0.48%
Acquired fund fees and expenses (fees and expenses of underlying funds)	1.20%
Total annual fund operating expenses	1.98%
Fee waiver and/or expense reimbursementA,B	0.68%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.30%

A Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed 1.25% of the fund's average daily net assets. Strategic Advisers has also contractually agreed to waive a portion of the fund's management fee in an amount equal to 0.30% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses, sub-advisory fees, and acquired fund fees and expenses, if any), exceed 0.10% of its average net assets. These arrangements will remain in effect through April 30, 2013. Strategic Advisers may not discontinue or modify these arrangement prior to this date without the approval of the fund's Board of Trustees.

C: The Staff requests clarification on the management fee and related contractual waiver.

R: Strategic Adviser's contractual management fee for providing services to the fund is 30 basis points, as reflected in the "Management Fee" line item of the Fee Table. The fund and Strategic Advisers have entered into a contractual fee waiver arrangement pursuant to which Strategic Advisers will waive its management fee through April 30, 2013. The amount of the fee waiver is included in the "Fee waiver and/or expense reimbursement" line item of the Fee Table.

2. Strategic Advisers Emerging Markets Fund of Funds

"Fund Summary" (prospectus)

"Fee Table"

Annual fund operating expenses
(expenses that you pay each year as a % of the value of your investment)

Management feeA	0.30%
Distribution and/or Service (12b-1) fees	None
Other expensesB	0.48%
Acquired fund fees and expenses (fees and expenses of underlying funds)	1.20%
Total annual fund operating expenses	1.98%
Fee waiver and/or expense reimbursementA,B	0.68%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.30%

A Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed 1.25% of the fund's average daily net assets. Strategic Advisers has also contractually agreed to waive a portion of the fund's management fee in an amount equal to 0.30% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses, sub-advisory fees, and acquired fund fees and expenses, if any), exceed 0.10% of its average net assets. These arrangements will remain in effect through April 30, 2013. Strategic Advisers may not discontinue or modify these arrangement prior to this date without the approval of the fund's Board of Trustees.

B Based on estimated amounts for the current fiscal year.

C: The Staff requests that we move the anchor for footnote B from "Fee waiver and/or expense reimbursement" to "Acquired fund fees and expenses".

R: We will make the requested change.

3. Strategic Advisers Emerging Markets Fund of Funds

"Fund Summary" (prospectus)

"Fee Table"

A Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed 1.25% of the fund's average daily net assets. Strategic Advisers has also contractually agreed to waive a portion of the fund's management fee in an amount equal to 0.30% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses, sub-advisory fees, and acquired fund fees and expenses, if any), exceed 0.10% of its average net assets. These arrangements will remain in effect through April 30, 2013. Strategic Advisers may not discontinue or modify these arrangement prior to this date without the approval of the fund's Board of Trustees.

C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: We confirm that the Management Fee Waiver Agreement will be filed as an exhibit to the registration statement.

4. Strategic Advisers Emerging Markets Fund of Funds

"Fund Summary" (prospectus)

"Fee Table"

"Portfolio Turnover
The fund will not incur transaction costs, such as commissions, when it buys and sells shares of affiliated funds and non-affiliated funds (or "turns over" its portfolio). If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance."

C: The Staff requests we disclose that underlying funds will incur transaction costs.

R: We believe the disclosure included in the prospectus is consistent with Item 3 of Form N-1A, which requires that we disclose the relationship between the fund's transaction costs and the fund's portfolio turnover rate. The transaction costs of the underlying funds the fund may invest in have no bearing on the fund's portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

5. Strategic Advisers Emerging Markets Fund of Funds

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets and in shares of other emerging markets equity funds."

C: The Staff questions whether the fund will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the fund does not intend to count derivatives for purposes of its 80% policy.

6. Strategic Advisers Emerging Markets Fund of Funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing primarily in common stocks."

C: The Staff questions why a fund of funds invests primarily in common stocks.

R: Like other similarly-situated Strategic Advisers funds, our standard approach is to express the fund's principal investment strategies (e.g., the principal strategy relating to common stocks) separately from identifying the means by which the strategies will be implemented. We call the Staff's attention to subsequent disclosure indicating that the fund implements its investment strategies by investing indirectly in securities through one or more underlying funds. Although currently the fund is exposed to common stocks only indirectly through investments in underlying funds that invest in common stocks, the fund may invest in common stocks directly in the future. If and when the fund allocates assets to one or more sub-advisers and as a result makes direct investments in common stocks, we will supplement the fund's prospectus at that time with respect to the means by which the strategy to invest in common stocks may be implemented, but the fund's principal strategy relating to investments in common stocks would not be expected to change as a result.

7. Strategic Advisers Emerging Markets Fund of Funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Implementing investment strategies by investing indirectly in securities through one or more other funds, referred to as underlying funds, which in turn invest directly in securities (as described below)."

C: The Staff believes the above referenced disclosure should be relocated from the fourth bullet position to a higher position in the list of strategies.

R: We think the placement of the above referenced disclosure is appropriate given that, as discussed in more detail in our response to Comment #6, our standard approach for this type of fund is to first identify the fund's principal strategies as they relate to the types of investments to which the fund will be exposed (i.e., investments tied to emerging markets, primarily common stocks of issuers in various emerging markets countries) and then identify the means of implementing the strategies (i.e., currently, via investments in underlying funds). Accordingly, we have not modified the disclosure.

8. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing primarily in common stocks."

C: The Staff requests that we disclose the market capitalization policy for each fund.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

9. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Pursuant to an exemptive order granted by the Securities and Exchange Commission (SEC), Strategic Advisers, Inc. (Strategic Advisers) is permitted, subject to the approval of the Board of Trustees, to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements (Exemptive Order). Subject to oversight by the Board of Trustees, Strategic Advisers has the ultimate responsibility to oversee the fund's sub-advisers and recommend their hiring, termination, and replacement. In the event the Board of Trustees approves a sub-advisory agreement with a new unaffiliated sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement.

Initially, Strategic Advisers intends to employ a fund of funds investment structure for the fund. As a result, no portion of the fund's assets has been allocated to a sub-adviser. However, Strategic Advisers may allocate assets to one or more sub-advisers in the future, pursuant to the terms of the Exemptive Order.".

C: The Staff questions why this language is included in the "Principal Investment Strategies" section and requests that the language be removed from the "Fund Summary" section of the prospectus.

R: We consider Strategic Advisers operation as a "manager of managers" to be directly related to the Strategic Advisers International Multi-Manager Fund's utilization of multiple sub-advisers as part of its principal investment strategies and believe the disclosure of the fund's principal investment strategies would not be complete if this disclosure were omitted. Accordingly, we have not removed the disclosure from the "Fund Summary" section of the Strategic Advisers International Multi-Manager Fund prospectus.

With respect to the Strategic Advisers Emerging Markets Fund of Funds, we have removed the disclosure from the "Fund Summary" section for consistency with other Strategic Advisers funds that do not currently utilize multiple sub-advisers in connection with implementing their principal investment strategies. We reserve the right to reinstate the disclosure in the "Fund Summary" section if/when Strategic Advisers allocates assets of the fund to a sub-adviser.

10. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"Shares of the fund generally are available only to: (i) employer-sponsored retirement plans (including profit sharing, 401(k), 403(b), 457(b), and similar plans) for which an affiliate of Strategic Advisers provides recordkeeping services; and (ii) Fidelity brokerage or mutual fund accounts held by individuals who currently own shares of the fund originally held in an employer sponsored retirement plan. You may buy or sell shares in various ways:

Internet
Plan Accounts: www.401k.com	All other accounts: www.fidelity.com
Phone
Plan Accounts:
For Individual Accounts (investing through a retirement plan sponsor or other institution), refer to your plan materials or contact that institution directly.
For Retirement Plan Level Accounts: Corporate Clients 1-800-962-1375 "Not for Profit" Clients 1-800-343-0860
All Other Accounts:
Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Plan Accounts:
Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015
All Other Accounts:
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
All Accounts:
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV, minus the short-term redemption fee, if applicable. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

There is no purchase minimum for fund shares."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

11. Strategic Advisers Emerging Markets Fund of Funds

"Investment Details" (prospectus)

"Principal Investment Strategies"

"Strategic Advisers generally identifies emerging markets funds by reference to a fund's name, policies, or classification by a third-party ranking or ratings organization. Whether an underlying fund is an emerging markets fund is determined at the time of investment. Investments in funds whose names, policies or classifications change after purchase continue to be considered investments in emerging markets funds for purposes of the 80% policy."

C: The Staff requests that the underlined disclosure be removed.

R: The 80% investment requirement applies at the time a fund invests its assets, which, as the Name Test Rule proposing release notes, is consistent with other investment requirements under the 1940 Act. Therefore, if a security meets the 80% name test requirement at the time of purchase, any subsequent changes in the security will not be considered when determining whether the investment complies with the fund's investment policies. We believe this point is important to convey in disclosure. We note however, that additional purchases of a security that was characterized as name test-eligible at the time of initial purchase but that is no longer so characterized would not be counted toward the fund's 80% name test and, if at the time of the proposed investment the fund no longer met its 80% investment requirement, the fund, as the Name Test Rule requires, would make future investments in a manner that would bring it into compliance with the 80% requirement.

12. Strategic Advisers Emerging Markets Fund of Funds

"Investment Details" (prospectus)

"Country or Geographic Region"

"A number of factors are considered in determining whether an investment is tied economically to a particular country or region, including: the source of government guarantees (if any); the primary trading market; the issuer's domicile, sources of revenue, and location of assets; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region."

C: The Staff requests an explanation of how many factors must be met for an investment to be considered "emerging." Additionally, the Staff requests an explanation of the criteria used to determine whether an investment is "exposed" to the economic fortunes and risks of a particular country or region.

R: We believe the disclosure at issue satisfies Rule 35d-1(a)(3)(ii), which requires a fund whose name compels it to have a policy to normally invest at least 80% of its assets in investments tied economically to the country or geographic region suggested by its name, to disclose in its prospectus the specific criteria used to select those investments. Further information is disclosed in the fund's SAI under the heading, "Countries and Markets Considered Emerging":

"For purposes of a Fidelity fund's 80% investment policy relating to emerging markets, emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. For example, as of December 31, 2011, countries in the MSCI® Emerging Markets Index, Greece, Hong Kong, Israel, and Singapore are considered to be emerging."

13. Strategic Advisers Emerging Markets Fund of Funds

"Investment Policies and Limitations" (SAI)

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry (provided that investments in other investment companies shall not be considered an investment in any particular industry for purposes of this investment limitation)."

C: The Staff requests confirmation, for the purposes of monitoring compliance with the fund's fundamental industry concentration limit, that the fund "looks through" to the investments of each underlying fund.

R: The fund is a funds of funds product. As the fund's fundamental concentration limit indicates, the fund does not intend to concentrate in any one industry. Further, the fund discloses that it does not treat "investment companies" as a particular industry for purposes of its concentration limit. We believe this approach is reasonable and consistent with old Guide 19 to Form N-1A, which provides that if a registrant selects its own industry classification, the classification must be reasonable and disclosed in the SAI, including a policy not to concentrate.

14. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee may also engage professional search firms to help identify potential Independent Trustee candidates with experience, qualifications, attributes, and skills consistent with the Statement of Policy. Additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, may be considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

15. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

16. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.